UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Edison Brothers Stores Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title and Class of Securities)

                                    280875303
                                 (CUSIP Number)




             (Date of Event which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  _X_      Rule 13d-1(b)

                           Rule 13d-1(c)

                  __       Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 280875303                                                    Page 2

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   Principal Life Insurance Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                  (a)
                  (b)

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Iowa

         NUMBER OF                5        SOLE VOTING POWER
         SHARES
         BENEFICIALLY             6        SHARED VOTING POWER       794,885
         OWNED BY
         EACH                     7        SOLE DISPOSITIVE POWER
         REPORTING
         PERSON                   8        SHARED DISPOSITIVE POWER  794,885
         WITH

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  794,885

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  8.1%

12       TYPE OF REPORTING PERSON (See Instructions)
                  IC

SCHEDULE 13G

CUSIP No. 280875303                                                     Page 3

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   Principal Mutual Holding Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                  (a)
                  (b)

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Iowa

         NUMBER OF                5        SOLE VOTING POWER
         SHARES
         BENEFICIALLY             6        SHARED VOTING POWER        794,885
         OWNED BY
         EACH                     7        SOLE DISPOSITIVE POWER
         REPORTING
         PERSON                   8        SHARED DISPOSITIVE POWER   794,885
         WITH

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  794,885

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  8.1%

12       TYPE OF REPORTING PERSON (See Instructions)
                  HC

                                                                      Page 4
Item 1(a)                  Name of Issuer:

                   Edison Brothers Stores Inc.

Item 1(b)                  Address of Issuer's Principal Executive Offices:

                   501 North Broadway
                   St. Louis, MO 63102
Item 2(a)                  Name of Person Filing:

                  Principal Life Insurance Co.
          Principal Mutual Holding Co.

Item 2(b)      Address of Principal Business Office, or, if None,
               Residence:

Principal Life Insurance Co.               Principal Mutual Holding Co.
711 High Street                            711 High Street
Des Moines, IA   50392-0088                Des Moines, IA   50392-0088

Item 2(c)       Citizenship:

           Principal Life Insurance Co. - State of Iowa
                   Principal Mutual Holding Co. - State of Iowa

Item 2(d)       Title of Class of Securities:

          Common Stock

Item 2(e)       CUSIP Numbers:

                  280875303


Item 3. If this statement is filed pursuant to section 240.13d- 1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (c) An insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (g)      A parent holding  company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

Item 4.                    Ownership:

(a)   Amount Beneficially Owned ..................

794,885  Shares Common Stock presently held by Principal Life
Insurance
794,885  Shares Common Stock presently held by Principal Mutual
Holding

(b) Percent of Class .....

         8.07%     Principal Life Insurance Co.
         8.07%     Principal Mutual Holding Co.

(c) Number of shares as to which the person has:

     (i)    Sole Power to Vote or Direct the Vote

0 Shares Common Stock presently held by Principal Life Insurance
0 Shares Common Stock presently held by Principal Mutual Holding

         (ii)   Shared Power to Vote or Direct the Vote

794,885  Shares Common Stock presently held by Principal Life
Insurance
794,885 Shares Common Stock presently held by Principal Mutual
Holding


         (iii) Sole Power to Dispose or to Direct the Disposition of

0 Shares Common Stock presently held by Principal Life Insurance
0 Shares Common Stock presently held by Principal Mutual Holding

         (iv) Shared Power to Dispose or to Direct the Disposition of

794,885 Shares Common Stock presently held by Principal Life
Insurance
794,885 Shares Common Stock presently held by Principal Mutual
Holding


Item 5.           Ownership of Five Percent or Less of a Class:

                  N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company

                  See Attached.

Item 8.           Identification and Classification of Members of the Group
                  N/A

Item 9.           Notice of Dissolution of Group

                  N/A

Item 10(b).       Certification

                  By signing below I certify, to the best of my knowledge and belief, the securities referred to above were not acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                     Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRINCIPAL LIFE INSURANCE CO.
By:  INVISTA CAPITAL MANAGEMENT, LLC

By /s/ Dennis W. Cameron
Dennis W. Cameron, Chief Financial and Compliance Officer


PRINCIPAL MUTUAL HOLDING COMPANY
By:  INVISTA CAPITAL MANAGEMENT, LLC

By /s/ Dennis W. Cameron
Dennis W. Cameron, Chief Financial and Compliance Officer

Dated this 19th day of February, 1999